July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown
Irene Barberena-Meissner

Re:	Namib Minerals, as Registrant (CIK No. 0002026514)
Registration Statement on Form F-1, Filed June 26, 2025
File No. 333-288328
Staff Comment Letter Dated July 10, 2025

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Namib Minerals, a foreign private issuer and exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Registrant” or the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Registration Statement on Form F-1, filed with the Commission on June 26, 2025 (the “Registration Statement”), as set forth in your letter dated July 10, 2025 addressed to Ibrahima Tall (the “Comment Letter”). In submitting this response, the Registrant is concurrently filing publicly with the Commission, electronically via EDGAR, Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The headings and numbered paragraphs of this letter correspond to those contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Registrant’s response. Unless otherwise indicated, page references in the Registrant’s response below refers to the Amendment No. 1.

Registration Statement on Form F-1

General

Comment 1: With respect to a portion of the securities being registered on this registration statement, we note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to SPAC Sponsor and the Anchor Investors as these shares appear to have been offered to them privately. Alternatively, please revise to clarify, if true, that any “primary issuance” of your common stock would be exclusively to third parties whom did not purchase the privately placed warrants from you in a private placement transaction. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 14, 2025

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes registration of the primary issuance of the underlying ordinary shares to SPAC Sponsor and the Anchor Investors upon exercise of their warrants is appropriate. The Company is a new holding company resulting from its recently completed Business Combination that was structured as a “double dummy” (the “Transaction”) with Red Rock Acquisition Corporation, formerly known as Hennessy Capital Investment Corp. VI and now a subsidiary of the Company (“Red Rock”). Prior to the consummation of the Transaction, Red Rock was a special purpose acquisition company and issued a portion of its warrants (“Red Rock Private Warrants”), exercisable for common stock in Red Rock (“Red Rock Common Stock”), in a private placement in connection with its October 2021 initial public offering. Such Red Rock Private Warrants were exchanged (the “Exchange”) in the Transaction for an equal number of the Company’s warrants (“Company Warrants”), exercisable for ordinary shares of the Company (“Company Shares”), and the Company registered all of such Company Warrants and the underlying Company Shares on its Registration Statement on Form F-4 (File No. 333-283650) (“Form F-4”) relating to the Transaction. The Company has revised disclosure on the Cover Page and pages 8, 9, and 139 to clarify that the Company Warrants were issued in exchange for the Red Rock Private Warrants.

The Company believes that since the Company registered the Company Warrants and the underlying Company Shares at the time of the Exchange due to the double dummy structure, it is eligible to register the primary issuance of Company Shares upon exercise of the Company Warrants on the Registration Statement.

This scenario is distinct from the scenarios and concepts contemplated in the Comment Letter’s referenced Securities Act Sections Compliance and Disclosure Interpretations (“CD&I”). CD&I 103.04 relates to the offer and sale of warrants and indicates that if warrants are exercisable or convertible within one year, the underlying securities must be registered at the time of the issuance of the warrants for the underlying securities to be registered. In this case, since the Company Warrants were exercisable within one year, based on CD&I 103.04 the Company was required to, and did, register the underlying Company Shares on the Form F-4 at the same time it registered the Company Warrants. Similarly, CD&I 239.15 indicates that at the time an option becomes exercisable, a registration statement must be on file before the option is exercisable for the entire transaction to be a public offering. In this case, the Company Warrants represent new securities that were issued to holders of the Red Rock Private Warrants in the Exchange, and the Company registered both the Company Warrants and the underlying Company Shares on the Form F-4 at the time of the Exchange.

CD&I 134.02 contemplates a scenario where a company begins an offering as a private placement and subsequently seeks to complete the offering pursuant to a registration statement, such as where warrants are privately placed and the company subsequently wishes to register the issuance of the shares underlying the warrants upon exercise of the warrants. Here, the primary issuance of Red Rock Common Stock underlying the privately placed Red Rock Private Warrants is not being registered on the Registration Statement. Instead, due to the double dummy structure of the Transaction, both the Company Warrants and the Company Shares underlying the Company Warrants were already registered on the Form F-4 at the time of the Exchange, and the Company is simply continuing such Form F-4 registration of the primary issuance of the Company Shares underlying the Company Warrants on the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 14, 2025

This is different from a business combination transaction where new warrants are not issued in exchange for privately placed warrants. In such transactions, the issuance of the private warrants is not registered on the Registration Statement on Form S-4/F-4 in connection with the business combination. In that case, registration of the primary issuance of the shares underlying the private warrants may not be permitted based on CD&I 134.02.

Furthermore, the Company is aware of precedents registering the primary issuance of underlying shares of warrants that were previously both (i) exchanged for, or converted from, warrants that were originally issued in a private placement in connection with a special purpose acquisition company’s initial public offering and (ii) registered with the underlying shares in connection with the related business combination. See e.g. Coincheck Group N.V. (File No. 333-284537) and Toyo Co., Ltd (File No. 333-283617), described below.

Coincheck Group N.V. (“Coincheck”) (File No. 333-284537)

On December 10, 2024, Coincheck, a new holding company, completed a business combination transaction (“Coincheck Transaction”) with Thunder Bridge Capital Partners IV, Inc. (“Thunder Bridge”), previously a special purpose acquisition company and now a subsidiary of Coincheck. Thunder Bridge issued warrants (“Thunder Bridge Private Warrants”) in a private placement in connection with its initial public offering, and Coincheck issued warrants in exchange for such Thunder Bridge Private Warrants in connection with the Coincheck Transaction. Coincheck registered its warrants and the underlying ordinary shares in connection with the Coincheck Transaction on the Registration Statement on Form F-4 (File No. 333-279165). Subsequently, Coincheck registered the primary issuance of its ordinary shares underlying its warrants, including those issued in exchange for the Thunder Bridge Private Warrants, on the Registration Statement on Form F-1 (File No. 333-284537).

Toyo Co., Ltd (“Toyo”) (File No. 333-283617)

On July 1, 2024, Toyo, a newly formed holding company, completed a business combination transaction (the “Toyo Transaction”) with Blue World Acquisition Corporation (“Blue World”), previously a special purpose acquisition company and now a subsidiary of Toyo. Blue World issued warrants (“Blue World Private Warrants”) in a private placement in connection with its initial public offering, and Toyo issued warrants in exchange for such Blue World Private Warrants in connection with the Toyo Transaction. Toyo registered its warrants and the underlying ordinary shares in connection with the Toyo Transaction on the Registration Statement on Form F-4 (File No. 333-277779). Subsequently, Toyo registered the primary issuance of its ordinary shares underlying its warrants, including those warrants issued in exchange for the Blue World Private Warrants in the Toyo Transaction, on the Registration Statement on Form F-1 (File No. 333-283617).

* * * * * * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 14, 2025

We thank the Staff for its review and consideration of the Registrant’s Registration Statement and the foregoing responses to the Staff’s comments. If the Staff requires any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at Barbara.Jones@gtlaw.com.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

Attachments: Appendices

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Ibrahima Tall, Chief Executive Officer, Namib Minerals
Tulani Sikwila, Chief Financial Officer, Namib Minerals
Siphesihle Mchunu, General Counsel, Namib Minerals
Alan Annex, Greenberg Traurig, LLP
Adam Namoury, Greenberg Traurig, LLP